Mail Stop 4561

June 10, 2009

By U.S. Mail and Facsimile to 971-544-3750

Ronald L. Farnsworth
Executive Vice President and Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street
Suite 1200
Portland, Oregon 97258

> **Re: Umpqua Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and related filings**
> **File No. 000-25597**

Dear Mr. Farnsworth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Cover Page

1.   In light of the public float disclosed on the cover page, please tell us why the
        company is listed as a well-known seasoned issuer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Non-Interest Income, page 38

2.   We note disclosure that during the year ended December 31, 2008, you
        recognized losses on the sale of other real estate owned of $3.2 million and
        valuation adjustments of $5.1 million. We also note that during the quarter ended
        March 31, 2009, you recognized additional losses of $688 thousand and valuation
        adjustments of $1.6 million. Taken into consideration your other real estate
        owned accounting policy footnote on page 76, please tell us and revise your
        future filings beginning with your Form 10-Q for the period ended June 30, 2009
        to disclose the reasons for the increases in the valuation adjustments recorded in
        each period and the corresponding types of and amount of loans and related
        collateral for which these valuation adjustments were recorded. Additionally,
        please tell us how these amounts were determined (e.g. updated appraisal, internal
        valuation, etc.), the typical timing surrounding when these loans became other
        real estate owned to requiring additional valuation adjustments, and any other
        information you deem necessary for a complete understanding.

Asset Quality and Non-Performing Assets, page 46

3.   We note that as of December 31, 2008 and March 31, 2009, your non-performing
        and impaired loans were comprised of a significant portion of your residential
        development loan portfolio. We also note your disclosure that the fair value of
        the collateral of these loans is estimated by obtaining external appraisals. Please
        tell us and revise your future filings beginning with your Form 10-Q for the
        period ended June 30, 2009 to disclose the following:

        • How and when you obtain external appraisals and how this impacts your
          amount and timing of your quarterly and annual periodic loan provision(s) and
          charge-offs;
        • The typical timing surrounding the recognition of a residential development
          loan as non-performing, when you order and receive an appraisal, and the
          subsequent recognition of any provision or related charge-off. In this regard,
          tell us if there have been any significant time lapses during this process; and
        • Whether you have charged-off an amount different from what was determined
          to be the fair value of the collateral as presented in the appraisal for any
          period presented. If so, please tell us the amount of the difference and
          corresponding reasons for the difference, as applicable.

4.   As a related matter, we note that as of March 31, 2009 and December 31, 2008, you had restructured loans of $57.2 million and $38.2 million, respectively. Specifically as of December 31, 2008, only $14.6 million were non-accrual, with the remaining amount on accrual status. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended June 30, 2009 to address the following:

- Confirm that these restructurings are considered troubled-debt restructurings pursuant to SFAS 15. If these loans are troubled-debt restructurings, please separately disclose these loans in non-performing assets table on page 47 pursuant to Item III(C)(1) of Industry Guide 3; and
- Disclose your accounting policy for restructured loans. Specifically, tell us how and when you consider a restructured loan to be non-accrual or accrual, the typical timing surrounding when a loans is restructured to when it becomes an accrual loan, in addition to the related allowance for loan loss or charge-off, as applicable, as a result of these restructured loans; and

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments, page 49

5.   We note your disclosure that during the second quarter of 2008, you began recognizing the charge-off of impairment reserves on impaired loans in the period it arises for collateral dependent loans due to declining real estate markets and your conclusion that these declines represent a confirmed loss. Please tell us and revise your future filings to more fully explain the reasons for your change in policy in this regard, how this determination was made (e.g. market research, historical evaluations of collateral, future projections of collateral, etc.), which specific collateral dependent loans within your portfolio this change applies to, and how you determined the period for this change was effected. Address how this change impacted your financial statements prior to and after the change. We may have further comment upon receipt and review of your response.

Note 1. Significant Accounting Policies

Restricted Equity Securities, page 74

6.   Please revise your future filings to more clearly discuss your impairment policies relating to your investments in Federal Home Loan Bank stock. Please refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Note 4. Investment Securities, page 84

7.   We note that as a result of the redemption-in-kind of shares received during the year, you re-classified $12.6 million in non-agency mortgage-backed securities and collateralized mortgage obligations from available-for-sale to held-to-maturity. As a result and for the year ended December 31, 2008, these securities have a fair value and unrealized loss of $4.130 million and $7.367 million, respectively. Further, your review of these securities for other-than-temporary impairment as of December 31, 2008 indicated that credit losses are not expected to occur. In order for us to more fully understand how you came to these conclusions, please provide us with your other-than-temporary analysis as of December 31, 2008 and March 31, 2009, which supports your accounting. In your analysis and for each specific security, please provide the following:

- the specific issuer and name of each security held;
- the initial and current credit rating, as applicable;
- the severity and duration of each unrealized loss both prior to and subsequent to the redemption-in-kind transaction;
- tell us and explain how you determined or obtained the default rates and loss severities used in your analysis;
- tell us how you determined the amount of and timeliness of the $2.1 million other-than-temporary loss recognized in the quarter ended March 31, 2009. In your response, please compare and contrast the information you relied upon in determining the other-than-temporary impairment relating to these three non-agency collateralized mortgage obligations as of both December 31, 2008 and March 31, 2009 to support your conclusion that the entire impairment was determined to be credit related; and
- how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

        Additionally, please tell us if there have been any events subsequent to the filing of your most recent Form 10-Q that has changed your conclusion that an other-than-temporary impairment does not exist.

Note 15. Junior Subordinated Debentures, page 97

8.   We note your disclosure relating to the adoption of SFAS 159 for certain of your pre-existing junior subordinated debentures. We also note that during the year, you recorded gains of $38.9 million, which was the result of widening of the credit risk adjusted spread on potential new issuance and recent reductions in three month LIBOR rates. Please confirm that you are taken into consideration your credit risk in determining the fair value of these liabilities. Also, please provide detailed information from your discounted cash flow model used to determine the fair value of these debentures using market discount rate

assumptions for 2008 and through the latest interim period in 2009. In your response, please provide sufficient detail and explanations for the selection and usage of cash flow model assumptions and inputs as well as the calculations resulting from this model. Please provide the valuation report from the third party pricing service used to validate the results of your model.

9.   Additionally, please revise your future filings to disclose how your credit risk affected your valuation of your junior subordinated debentures and the resulting gain or loss that you included in earnings relating to the changes in that credit risk.

Information about Directors and Executive Officers, page 123

10.   In future filings, please revise this section to clarify that the disclosure regarding each of the officers and directors describes their business experience, principal occupations and employment for at least the past five years. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, p. 123

Executive Compensation Decisions

11.   Your discussion of the decision-making regarding annual target incentive compensation discusses the use of "objective performance benchmarks" but does not disclose the actual benchmarks used by the compensation committee and the board. We note your discussion on page 25 of your proxy statement on Schedule 14A regarding your belief that disclosing your annual targets would compromise your policy of keeping your growth rate targets confidential. Please provide us with a detailed supplemental analysis supporting your conclusion regarding confidentiality of this data.

In addition, please note that even where the specific targets are not disclosed, your disclosure should still provide sufficient analysis to enable an investor to understand the level of difficulty required to reach various compensation levels and appreciate the relationship between expected performance and actual performance. In future filings, revise this disclosure accordingly.

Form 8-K, filed April 16, 2009

12.   We note your presentation of "tangible common equity to tangible assets."   This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

*   To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.
*   To the extent that you plan to disclose this ratio in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
*   To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Form 10-Q/A, filed May 7, 2009

Summary of Critical Accounting Policies

Valuation of Goodwill and Intangible Assets, page 31

13.   We note disclosure that you do not believe there have been any events in the three months ended March 31, 2009, such as a significant decrease in the fair value of the reporting unit or its underlying asset and liabilities, a significant adverse change in the business climate, or any other indication of impairment, that would trigger a remeasurement of, or result in an impairment to goodwill as of March 31, 2009. However, it appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. In this regard, please explain how you analyzed the difference to conclude that an impairment test is not necessary. In your response, please explain any qualitative and quantitative factors you considered (e.g. reconciliation).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3491.

Sincerely,

Todd K. Schiffman
Assistant Director